                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 4)1

                         APPLIED SIGNAL TECHNOLOGY, INC.
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                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
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                         (Title of Class of Securities)

                                    038237103
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                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 12, 2001
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             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the
following box |_|.

            NOTE.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

--------
     1      The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  SEE the NOTES).

----------------------------                        ----------------------------
CUSIP No. 038237103                  13D                  Page 2 of 6 Pages
----------------------------                        ----------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 STEEL PARTNERS II, L.P.
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
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     3         SEC USE ONLY

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     4         SOURCE OF FUNDS*
                     WC
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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
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     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    517,148
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                517,148
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     517,148
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     5.4%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                        ----------------------------
CUSIP No. 038237103                  13D                  Page 3 of 6 Pages
----------------------------                        ----------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    517,148
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                517,148
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     517,148
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     5.4%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                        ----------------------------
CUSIP No. 038237103                  13D                  Page 4 of 6 Pages
----------------------------                        ----------------------------

            The following constitutes Amendment No. 4 ("Amendment No. 4") to the
Schedule 13D filed by the undersigned.  This Amendment No. 4 amends the Schedule
13D as specifically set forth.

   Item 3 is hereby amended and restated as follows:

Item 3.          Source and Amount of Funds or Other Consideration.
                 -------------------------------------------------

                 The aggregate  purchase  price of the 517,148  Shares of Common
Stock owned by Steel Partners II is $2,200,887. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

   The second paragraph of Item 5(a) is hereby amended and restated as follows:

                 As of the  close  of  business  on  November  16,  2001,  Steel
Partners II  beneficially  owned 517,148  Shares of Common  Stock,  constituting approximately  5.4% of the Shares  outstanding.  Mr.  Lichtenstein  beneficially owned 517,148 Shares, constituting approximately 5.4% of the Shares outstanding.
Mr.  Lichtenstein  has sole  voting and  dispositive  power with  respect to the
517,148 Shares owned by Steel Partners II by virtue of his authority to vote and dispose  of such  Shares.  All of  such  Shares  were  acquired  in  open-market transactions,  except the 81,790 Fund  Shares  which were  transferred  to Steel
Partners II directly from the Fund after the Services Agreement was terminated.

   Item 5(c) is hereby amended to add the following:

                 (c)  Schedule A annexed  hereto lists all  transactions  in the
Issuer's Common Stock since the filing of Amendment No. 3 to the Schedule 13D.

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CUSIP No. 038237103                  13D                  Page 5 of 6 Pages
----------------------------                        ----------------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 16, 2001                       STEEL PARTNERS II, L.P.

                                                By: Steel Partners, L.L.C.
                                                    General Partner

                                                By: /s/ Warren G. Lichtenstein
                                                    ---------------------------
                                                    Warren G. Lichtenstein
                                                    Chief Executive Officer

                                                /s/ Warren G. Lichtenstein
                                                --------------------------
                                                WARREN G. LICHTENSTEIN

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CUSIP No. 038237103                  13D                  Page 6 of 6 Pages
----------------------------                        ----------------------------

                                   SCHEDULE A

                 Transactions in the Shares Since the Filing of
                 -----------------------------------------------
                       Amendment No. 3 to the Schedule 13D
                       -----------------------------------

   Shares of Common Stock            Price Per                   Date of
            Sold                     Share($)2                     Sale
           ------                    ---------                   -------

                             STEEL PARTNERS II, L.P.
                             -----------------------

           21,000                      9.98356                  10/12/01
            4,000                      9.95466                  10/17/01
            9,000                      9.99966                  10/18/01
            9,000                      9.99966                  10/22/01
           26,000                     10.92593                  10/23/01
            4,000                     10.22466                  10/24/01
            2,000                      9.99966                  10/31/01
            9,200                     10.05746                  11/01/01
            2,700                     10.12556                  11/02/01
            2,000                     10.29965                  11/05/01
            4,000                     10.69964                  11/07/01
            6,000                     11.48342                  11/12/01
           69,200                     12.09699                  11/13/01
           10,000                      9.96066                  11/14/01
           15,000                      9.95637                  11/15/01

                               WARREN LICHTENSTEIN
                               -------------------
                                      None
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2           Does not include commissions.